SE 15027173 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48201

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/14 (MM/DD/YY) AND ENDING 03/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Southlake Capital, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1750 Sleepy Hollow Trail
(No. and Street)

Southlake (City) TX (State) 76092 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – if individual, state last, first, middle name)

1842 FM 1566 West (Address) Celeste (City) TX (State) 75423 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Sandow, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Southlake Capital, LLC as of March 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

BRANDI HOAG
Notary Public
STATE OF TEXAS
My Comm. Exp. 03/03/2019

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Con-solidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.*
- ☐ (n) A Report describing any Material Inadequacies Found to Exist or Found to Have Existed since the Date of the Previous Audit.

**For Conditions of Confidential Treatment of Certain Portions of this Filing, see Section 240.17a-5(e)(3).

- The Company is exempt from filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

SOUTHLAKE CAPITAL, LLC

CONTENTS

SOUTHLAKE CAPITAL, LLC
Statement of Financial Condition
March 31, 2015

ASSETS

Cash	$	13,598
Clearing Deposit		30,000
Total Assets	$	43,598

LIABILITIES AND MEMBER'S EQUITY

Liabilities	$	-0-
Member's equity		43,598
Total Liabilities and Member's Equity	$	43,598

The accompanying notes are an integral part of these financial statements.

SOUTHLAKE CAPITAL, LLC
Statement of Income
For the Year Ended March 31, 2015

Revenues	
Commission income	$ 13,389
Reimbursed expenses – related party	4,000
Interest income	1,713
Other revenue	2,560
Total revenues	21,662
Expenses	
Regulatory fees and expenses	5,115
Clearing charges	4,378
Other expenses	1,955
Total expenses	11,488
Net Income	$ 10,174

The accompanying notes are an integral part of these financial statements.

SOUTHLAKE CAPITAL, LLC
Statement of Changes in Member's Equity
For the Year Ended March 31, 2015

Balance, March 31, 2014	$ 126,734
Distributions - cash	(85,765)
Distributions – securities owned	(7,545)
Net income	10,174
Balance, March 31, 2015	$ 43,598

The accompanying notes are an integral part of these financial statements.

SOUTHLAKE CAPITAL, LLC
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended March 31, 2015

Balance at March 31, 2014	$	-0-
Increases		-0-
Decreases		-0-
Balance at March 31, 2015	$	-0-

The accompanying notes are an integral part of these financial statements.

SOUTHLAKE CAPITAL, LLC
Statement of Cash Flows
For the Year Ended March 31, 2015

Cash flows from operating activities:	
Net income	$ 10,174
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Changes in assets and liabilities:	
Decrease in receivable from broker-dealers and clearing organizations	31,894
Net cash provided by operating activities	42,068
Cash flows from investing activities:	
Paydowns received on securities owned - investment account securities	628
Cash flows from financing activities:	
Distributions - cash	(85,765)
Net decrease in cash	(43,015)
Cash at beginning of year	56,613
Cash at end of year	$ 13,598

Supplemental Disclosures of Cash Flow Information

Cash paid for:	
Income taxes	$ -0-
Interest	$ -0-

Non-cash financing activities:

The Company distributed securities owned with a fair value of approximately $7,545 to the member during the year.

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Business Operations

Southlake Capital, LLC, (the "Company") was organized in November 1995 as a Texas limited liability company. The Company operates as a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of Financial Industry Regulatory Authority (FINRA) and Securities Investors Protection 'Corporation (SIPC). The member of the Company has limited personal liability for obligations or debts of the Company. The Company's customers are individuals and other entities located throughout the United States.

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker or dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and information Relating to the Possession and Control Requirement are not required.

Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America ("U. S. GAAP") requires management to make estimates and assumptions that affect the reported accounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company's financial asset and liability amounts reported in the Statement of Financial Condition are short-term in nature and approximate fair value.

Security Transactions

Securities transactions (and related commission revenue and expense) are recorded on a settlement date basis, generally the third business day following the transactions. If materially different, commission income and related expenses are recorded on a trade date basis.

Note 1 – Nature of Business and Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is not subject to federal income taxes; the individual members are required to report their distributive shares of the Company's realized income, gain, loss, deductions, or credits on their individual income tax returns.

Income tax returns are generally subject to examination by the respective federal and state authorities over various statutes of limitations generally three to five years from date of filing.

The Company is also subject to state income taxes.

Note 2 - Fair Value Measurements

In accordance with U.S. GAAP, the Company categorizes its financial instruments recorded at fair value into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument. The Company does not own any securities at March 31, 2015

For the year ended March 31, 2015, the application of valuation techniques applied to similar assets and liabilities has been consistent. The fair value of securities owned is deemed to be Level 1 investments. There were no transfers into or out of level 1, 2, or 3 categories in the fair value hierarchy for the year ended March 31, 2015.

Note 3 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At March 31, 2015, the Company had net capital of approximately $43,598, which was $38,598 in excess of its net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Capital distributions to members can be made under a capital distribution policy approved by the Company's managing member. Periodic distributions approved by the Company's managing member are made to enable members to pay federal income taxes on profits, among other purposes.

Note 4 - Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. Management of the Company has not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification. The Company is also subject to credit risks to the extent the clearing broker-dealer is unable to deliver cash balances on clear security transactions on the Company's behalf. Management monitors the financial condition of clearing broker-dealer and believes the likelihood of loss under these circumstances is remote.

In addition, the Company is required to maintain a deposit with the clearing broker-dealer as collateral on its security positions and customer transactions.

Note 5 - Related Party Transactions

The Company and an affiliated investment advisor ("Advisor") are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

Advisor reimbursed the Company $4,000 for execution costs incurred on behalf of Advisor's customers for the year ended March 31, 2015.

The sole member of the Company, a registered securities representative and officer of the Company, generated substantially all of the Company's revenue for the year ended March 31, 2015 and received no compensation. The Company is economically dependent upon the sole member due to the concentration of services provided by him.

The sole member provides office space for the Company at no cost to the Company.

The Company reimburses Advisor for expenses incurred on behalf of the Company. Amounts reimbursed to Advisor for the year ended March 31, 2015 totaled $5,847 or approximately 51% of the Company's total expenses.

Note 6 - Concentration of Credit Risk

The Company has $31,251, or approximately 72% of its total assets in cash and a clearing deposit held at the Company's clearing broker/dealer.

Note 7 - Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to March 31, 2015, through May 27, 2015, the date which the financial statements were available to be issued.

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

as of

March 31, 2015

Schedule I

SOUTHLAKE CAPITAL, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of March 31, 2015

COMPUTATION OF NET CAPITAL

Total member's equity qualified for net capital	$ 43,598
Add:	
Other deductions or allowable credits	-0-
Total capital and allowable subordinated liabilities	43,598
Deductions and/or charges –	
Non-allowable assets:	-0-
Net capital	$ 43,598

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	$ -0-
Total aggregate indebtedness	$ -0-

Schedule I (continued)

SOUTHLAKE CAPITAL, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of March 31, 2015

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ -0-
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 38,598
Excess net capital at 1000%	$ 38,598
Ratio: Aggregate indebtedness to net capital	0 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation; accordingly, no reconciliation is deemed necessary.

Schedule II

SOUTHLAKE CAPITAL, LLC
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of March 31, 2015

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Southwest Securities, Inc.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Member
Southlake Capital LLC

We have audited the accompanying statement of financial condition of Southlake Capital, LLC (a Texas limited liability company) as of March 31, 2015, and the related statements of income, changes in member's equity, changes in liabilities subordinated to the claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of Southlake Capital, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southlake Capital, LLC as of March 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Southlake Capital, LLC's financial statements. The supplemental information is the responsibility of Southlake Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
May 27, 2015

1842 FM 1566 W Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Member
Southlake Capital LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Southlake Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Southlake Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(ii) (the "exemption provisions") and (2) Southlake Capital, LLC stated that Southlake Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Southlake Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Southlake Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
May 27, 2015

1842 FM 1566 W Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

Southlake Capital, LLC

P. O. Box 92818
Southlake, Texas 76092
Phone: 817-329-5950
Fax: 817-329-5696
E-mail: rsandow@southcap.net

Southlake Capital, LLC's Exemption Report

Southlake Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:
(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k):(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Southlake Capital, LLC

I, Richard L. Sandow, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________

Title: President

April 2, 2015